UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

(AMENDMENT NO. 2)

SCHEDULE TO

(Rule 13e-4)

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

C&F FINANCIAL CORPORATION

(Name of Issuer and Person Filing Statement)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

12466Q-10-4

(CUSIP Number of Class of Securities)

Thomas F. Cherry

Executive Vice President

C&F Financial Corporation

Eighth and Main Streets

West Point, VA 23181

(804) 843-2360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)

With Copies to: Hugh B. Wellons LeClair Ryan Flippin Densmore, P.C. 1800 First Union Tower, Drawer 1200 Roanoke, VA 24006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,380,000	$868.63**

*	For purposes of calculating fee only. Assumes the purchases of 180,000 shares at $41.00 per share.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:________________________________________________

Form or Registration No.:________________________________________________

Filing Party:___________________________________________________________

Date Filed:____________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2005, as amended June 1, 2005 (the “Schedule TO”) by C & F Financial Corporation, a Virginia corporation (the “Company”), relating to the offer by the Company to purchase up to 180,000 shares of its common stock, $1.00 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $41.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated June 1, 2005 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this filing.

ITEM 10.

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

Add Earnings to Fixed Charges on page 22 immediately below “Weighted average number of shares including common stock equivalents” for the dates shown:

	At or for the Year ended December 31,		Quarter Ended March 31
	2004	2003	2005	2004
Ratio of earnings to fixed charges	3.15	3.18	2.67	2.82

[Dates for reference purposes only.]

Add Earnings to Fixed Charges on page 24 immediately below “Weighted average number of shares including common stock equivalents” for the dates shown:

	At or for the Quarter Ended March 31, 2005
	Historical	Pro Forma
Ratio of earnings to fixed charges	2.67	2.65

[Dates for reference purposes only.]

Add Earnings to Fixed Charges on page 25 immediately below “Weighted average number of shares including common stock equivalents” for the dates shown:

	For the Year Ended December 31, 2004
	Historical	Pro Forma
Ratio of earnings to fixed charges	3.15	3.13

[Dates for reference purposes only.]

ITEM 12.	EXHIBITS.

(a	)(1)(i)	Offer to Purchase dated May 24, 2005.*

(a	)(1)(ii)	Letter of Transmittal. (Preceeded by Letter to Shareholders)*

(a	)(1)(iii)	Notice of Guaranteed Delivery.*

(a	)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(5)(i)	Press Release dated May 13, 2005.**

Consent of Independent Registered Public Accounting Firm**

(b	)	None

(d	)	None

(g	)	None

(h	)	None

*	Previously filed with Schedule TO, as amended June 1, 2005.

**	Previously filed with Schedule TO May 13, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2005

C&F FINANCIAL CORPORATION

By:	/s/ Thomas F. Cherry
Thomas F. Cherry, Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

99.(a)(1)(i)	Offer to Purchase dated May 24, 2005.*

99.(a)(1)(ii)	Letter of Transmittal. (Preceeded by Letter to Shareholders)*

99.(a)(1)(iii)	Notice of Guaranteed Delivery.*

99.(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.(a)(5)(i)	Press Release dated May 13, 2005.**

Consent of Independent Registered Public Accounting Firm**

(b)	None

(d)	None

(g)	None

(h)	None

*	Previously filed.

** Previously filed with Schedule to May 13, 2005.